[SRZ Letterhead]




                                  March 5, 2010



VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                 RE:  Robeco-Sage Multi-Strategy TEI Fund, L.L.C.
                 File Nos.: 333-164095 and 811-22377


Dear Mr. O'Connor and Ms. DiAngelo:

     On behalf of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Fund"), we are hereby filing Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). The Amendment is being filed in order to respond to your comments to the Fund's Registration Statement on Form N-2 filed on December 31, 2009, as discussed on February 2, 2010 and by letter dated February 26, 2010, and to make such other changes as the Fund deems appropriate. Below, we describe the changes the Fund has made in response to your comments and provide the information you requested.

     For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

     Capitalized terms used but not defined in this letter have the same meanings given in the Amendment.

          1. PLEASE CONFIRM THE BASIS FOR THE AMOUNT OF ASSETS USED IN THE FEE TABLE CALCULATIONS IN THE "SUMMARY OF FUND EXPENSES" SECTION OF THE FUND'S PROSPECTUS.

          The anticipated assets of $85 million for the 2011 fiscal year, used in the Fee Table calculations for the Fund, were based on the projections of Robeco Securities, L.L.C., the Fund's distributor.


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          2. PLEASE REVISE THE  FOOTNOTES TO THE FEE TABLE TO INCLUDE  ESTIMATED
ORGANIZATION AND OFFERING EXPENSES.

          The requested revisions have been made.

          3. PLEASE CONFIRM WHETHER THE FEES AND EXPENSES OF ANY MONEY MARKET MUTUAL FUND IN WHICH THE FUND HOLDS CASH ARE INCLUDED IN THE CALCULATION OF THE "ACQUIRED FUND FEES AND EXPENSES" IN THE FUND'S FEE TABLE ("AFFE CALCULATION").

          The Fund confirms that the fees and expenses of any money market mutual fund in which the Fund holds cash are included in the AFFE Calculation.

          4. PLEASE INFORM US WHETHER THE FUND HAS SUBMITTED, OR EXPECTS TO SUBMIT, AN EXEMPTIVE APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH THE REGISTRATION STATEMENT.

          The Fund confirms that it has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

          5. PLEASE INFORM US WHETHER FINRA HAS REVIEWED THE TERMS AND ARRANGEMENTS OF THE OFFERING.

          The Fund confirms that FINRA has reviewed the terms and arrangements of the offering and issued a no objections letter with respect to the offering on February 23, 2010.

                                     * * * *

In addition to the foregoing, the Fund acknowledges that:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund believes that the foregoing responses, together with changes being made in the Amendment, are fully responsive to all of the staff's comments.

     If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                            Very truly yours,

                                            /s/ George M. Silfen
                                            ------------------------------
                                            George M. Silfen